
January 4, 2011

Mr. Samuel Weiss
Chief Executive Officer, Chairman and President
Brazos International Exploration, Inc.
1660 NW 19th Avenue
Pompano Beach, Florida 33069

>   **Re: Brazos International Exploration, Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2010**
>   **Filed July 7, 2010**
>   **Form 10-K/A for Fiscal Year Ended March 31, 2010**
>   **Filed July 16, 2010**
>   **Form 10-K/A for Fiscal Year Ended March 31, 2010**
>   **Filed December 14, 2010**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
>   **Filed November 19, 2010**
>   **Form 10-Q/A for Fiscal Quarter Ended September 30, 2010**
>   **Filed December 14, 2010**
>   **File No. 000-53336**

Dear Mr. Weiss:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.	In responding to our comments, please provide a written statement from the company
	acknowledging that:

	•	the company is responsible for the adequacy and accuracy of the disclosure in the
		filing;

	•	staff comments or changes to disclosure in response to staff comments do not
		foreclose the Commission from taking any action with respect to the filing; and

	•	the company may not assert staff comments as a defense in any proceeding
		initiated by the Commission or any person under the federal securities laws of the
		United States.

Form 10-K/A for Fiscal Year Ended March 31, 2010

Item 9A (T): Controls & Procedures

Management's Report on Internal Control over Financial Reporting

2.	It appears that you removed management's conclusion regarding the effectiveness of
	your disclosure controls and procedures from your amended Form 10-K. Item 307 of
	Regulation S-K requires disclosure of the conclusions of your principal executive and
	principal financial officers regarding the effectiveness of your disclosure controls and
	procedures on a quarterly basis. Please note that the disclosure requirements of Item 307
	of Regulation S-K regarding the effectiveness of disclosure controls and procedures
	differ from the disclosure requirements of Item 308T of Regulation S-K regarding the
	effectiveness of internal controls over financial reporting. Please confirm that you will
	provide management's conclusions under both Item 307 and Item 308 of Regulation S-K
	in future annual reports filed under the Exchange Act.

Form 10-Q/A for Fiscal Quarter Ended September 30, 2010

Exhibit 32 – Certifications Pursuant to Section 906 of The Sarbanes-Oxley Act

3.	It appears that the Section 906 certifications furnished with your amended Form 10-Q
	make reference to your "annual report … for the year ending March 31, 2010." Please
	revise to make reference to the periods covered by this filing (i.e., the quarterly period
	ended September 30, 2010). Refer to Item 601(32) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief